NYSE Alternext US LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

January 13, 2009

NYSE Alternext US LLC (the “Exchange” or “NYSE Alternext US”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

BPI ENERGY HOLDINGS, INC.

Common Stock, No Par Value

Commission File Number – 001-32695

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature;

(b)

Section 1003(c)(iii) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list, securities of an issuer whenever advice has been received, deemed by the Exchange to be authoritative, that the security is without value;

(c)

Sections 134 and 1101 of  the Company Guide which requires that listed issuers must comply with applicable Commission requirements with respect to the filing of reports and other documents through the Commission’s Electronic Data Gathering Analysis and Retrieval system;

(d)

Section 1003(d) of the Company Guide in that the securities of an issuer failing to comply with its listing or other agreements with the Exchange and/or SEC Requirements in any material respect (e.g., failure to distribute annual reports when due, failure to report interim earnings, failure to observe Exchange policies regarding timely disclosure of important corporate developments, failure to solicit proxies, issuance of additional shares of a listed class without prior listing thereof, failure to obtain shareholder approval of corporate action where required by Exchange policies, failure to provide requested information within a reasonable period of time or providing information that contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading, etc.) are subject to suspension from dealings and, unless prompt corrective action is taken, removal from listing; and

(e)

Section 1003(f)(v) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list, a security selling for a substantial period of time at a low price per share.

2.

The Common Stock of BPI Energy Holdings, Inc. (the “Company” or “BPI”) does not qualify for continued listing for the following reasons:

(a)

In a press release dated October 30, 2008 (the “Press Release”) and Form 8-K filed on October 31, 2008 the Company reported a working capital deficit of approximately $11.8 million and cash and cash equivalents of approximately $126,000 as of July 31, 2008.  In the Press Release, the Company also stated that it was insolvent and in the event that the Company was unable to obtain additional financing in the near term, it would likely file to reorganize under the U.S. bankruptcy code.

(b)

On October 30, 2008, the Company filed a Form 12b-25 with the SEC disclosing that it was unable to file its Annual Report on Form 10-K for the year ended July 31, 2008 (the “Form 10-K”) by the due date of October 29, 2008, given the Company’s inability to fund the audit of its financial statements or legal services and other related costs.  The 12b-25 extension period ended on November 13, 2008 and the Company has not filed the Form 10-K to date.

(c)

During the past two months, the Company’s stock has been trading between $0.01 and $0.07 per share and the Company has not taken any steps to address its low selling price.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On November 17, 2008, the Exchange Exchange notified BPI that it was not in compliance with: (i) Sections 134 and 1101 of the Company Guide due to its failure to file the Form 10-K; (ii) Section 1003(a)(iv) of the Company Guide due to the Company’s financial impairment; and (iii) Section 1003(c)(iii) of the Company Guide based on the Company’s statement that it was insolvent, as well as its low market capitalization. The Company was further notified that due to the nature and severity of the continued listing deficiencies, it was necessary and appropriate, in accordance with commentary .01 to Section 1009 of the Company Guide, to truncate the continued listing evaluation and follow-up procedures as set forth in Section 1009 of the Company Guide and to move to immediately delist the securities from listing and registration on the Exchange (the “Staff Determination”).

(b)

Pursuant to Sections 1203 and 1009(d) of the Company Guide, BPI was provided a limited right to appeal the Staff Determination by requesting an oral hearing or a hearing based on a written submission before a Listing Qualifications Panel of the NYSE Alternext US Committee on Securities (the “Panel”) by November 24, 2008. The Company did not appeal the Staff Determination within the requisite time period or thereafter and was not otherwise in compliance with the Exchange’s continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.amex.com.  Further, a copy of this application has been forwarded to Mr. James G. Azlein, Chief Executive Officer and President of BPI Energy Holdings, Inc.

/s/

Janice O’Neill

Senior Vice President—Corporate Compliance

NYSE Alternext US LLC